UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Narrowstep, Inc.
File No. 333-108632- CF#20549

        Narrowstep, Inc. submitted an application under rule 24b-2 requesting
confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on
June 14, 2007.

        Based on representations by Narrowstep, Inc. that this information qualifies as
confidential commercial or financial information under the Freedom of Information Act,
5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly
disclose it. Accordingly, excluded information from the following exhibit will not be
released to the public for the time period specified:

        Exhibit 10.1   through November 30, 2014

        For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

                                Kathleen Krebs
                                Special Counsel